July 14, 2008

Via EDGAR submission and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E. Mail Stop 7010

Washington, DC 20549-7010

Attention:	H. Roger Schwall

Re:	Pioneer Natural Resources Company

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 21, 2008

File No. 001-13245

Dear Mr. Schwall:

We are writing to respond to the remaining comment of the Staff of the Securities and Exchange Commission (the "Commission") with respect to our 2007 Form 10-K in the comment letter dated July 3, 2008 (the "Comment Letter"), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company ("Pioneer" or the "Company"). The Staff’s letter of July 3, 2008, was in response to the Company’s letter of May 30, 2008, responding to the Staff’s initial comments raised in its letter of April 30, 2008.

Comment Response

The bold typeface paragraph and headings below are taken from the Comment Letter. Our response to the comment follows in plain text.

Definitive Proxy Statement filed March 28, 2008

Compensation Discussion and Analysis, page 14

Annual Cash Bonus Incentives, page 17

1.

We note your response to our prior comment 3, including your proposed disclosure regarding the annual cash bonus. Please confirm that in future filings, you will include the proposed disclosure set forth in your response in addition to disclosure regarding how the compensation committee sets the target bonus percentage and the bonus percentage established for each named executive officer of the fiscal year. In addition, confirm that you will include the chart regarding your performance

H. Roger Schwall

Securities and Exchange Commission

July 14, 2008

metrics and goals and the narrative regarding such metrics and goals that were included in your 2007 proxy statement.

Response:

The Company confirms that in future proxy statement filings, it will include the proposed disclosure set forth in the Company’s May 30, 2008 response letter, in addition to disclosure regarding how the Compensation Committee of the Company’s Board of Directors sets the target bonus percentage and the bonus percentage established for each named executive officer of the fiscal year. In addition, the Company confirms that it will include the chart regarding its performance metrics and goals and the narrative regarding such metrics and goals in substantially the same manner as were included in Pioneer’s 2007 proxy statement.

Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy,
Executive Vice President and Chief Financial Officer

Enclosures

cc: Frank W. Hall